UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 2, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                       Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

02 May 2019

News Release

Results of the Annual General Meeting 2019 of UBS Group AG

Shareholders confirmed the re-election of the Chairman and the members of the Board of Directors. They elected William C. Dudley and Jeanette Wong as new members of the Board. They approved the payment of an ordinary dividend of CHF 0.70 per share, an increase compared with the previous year. They approved the proposals relating to the remuneration of the members of the Board of Directors and the Group Executive Board and accepted the Compensation Report 2018. 1,254 shareholders attended the meeting, representing 2,174,560,674 votes.

Zurich, 02 May 2019 – The results of the Annual General Meeting 2019 of UBS Group AG are as follows:

Management report and consolidated and standalone financial statements approved

Shareholders approved the management report and the consolidated and standalone financial statements for the financial year 2018 of UBS Group AG (99.01%).

Compensation report approved

Shareholders approved the Compensation Report 2018 with 79.38% in an advisory vote.

Appropriation of total profit and dividend distribution approved

Shareholders approved the appropriation of total profit (99.67%) and the payment of an ordinary dividend from the capital contribution reserve of CHF 0.70 per share (99.74%) for the financial year 2018.

Discharge of the members of the Board of Directors and the Group Executive Board rejected

Shareholders rejected the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2018 (41.67% voted for, 41.64% voted against and 16.69% abstained).

Commenting on the result, Axel Weber, Chairman of the Board of Directors, said to shareholders: " I interpret your decision as a reflection of your concern about uncertainty surrounding the ongoing court case in France and that you want to keep all possible legal options open. I can understand that. So allow me again to make the personal remark from the point of view of the bank's present-day leadership that it had no responsibility in relation to this case at the time. We can therefore only judge the past on the basis of the available documentary evidence. In our view, the trial in France did not show in any way that UBS failed to comply with the regulations that applied at the time in France and Switzerland. As I already stated in my speech, it was not possible to reach an acceptable out-of-court settlement in the France case. That's why we decided to defend the bank in court. We believe this was in the best interests of shareholders. Allow me also to add in this context that, in terms of building reserves, the strictest legal and regulatory requirements have been met by the Board of Directors and the Group Executive Board. We will not waver from the chosen path. And, at the same time, we will continue our dialogue with you as our shareholders."

UBS Group AG, News Release, 02 May 2019                                                                                                                                          Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Re-elections to the Board of Directors

The Annual General Meeting confirmed the Chairman of the Board of Directors, Axel A. Weber (92.24%), and fellow Board members David Sidwell (96.45%), Jeremy Anderson (98.53%), Reto Francioni (95.98%), Fred Hu (95.83%), Julie G. Richardson (95.81%), Isabelle Romy (98.87%), Robert W. Scully (96.11%), Beatrice Weder di Mauro (98.91%) and Dieter Wemmer (98.22%) in office for a further year.

Election of new members of the Board of Directors

Shareholders elected William C. Dudley (98.67%) and Jeanette Wong (99.01%) as new members of the Board of Directors for a one-year term of office.

Election of the members of the Compensation Committee

Shareholders elected Julie G. Richardson (91.94%), Dieter Wemmer (94.46%), Reto Francioni (95.41%) and Fred Hu (95.32%) to the Compensation Committee for a one-year term of office.

Maximum aggregate amount of compensation for the members of the Board of Directors approved

Shareholders approved the maximum aggregate amount of compensation for the members of the Board of Directors from the Annual General Meeting 2019 to the Annual General Meeting 2020 (85.93%).

Aggregate amount of variable compensation for the members of the Group Executive Board approved

Shareholders approved the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2018 (81.44%).

Maximum aggregate amount of fixed compensation for the members of the Group Executive Board approved

Shareholders approved the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2020 (86.72%).

Re-elections of the independent proxy and the auditor

Shareholders approved the re-election of the independent proxy ADB Altdorfer Duss & Beilstein AG, Zurich, (99.68%), and the auditor Ernst & Young Ltd, Basel, (94.83%).

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 02 May 2019                                                                                                                                          Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Kelsang Tsün ____________

Name:  Kelsang Tsün

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Kelsang Tsün ____________

Name:  Kelsang Tsün

Title:    Executive Director

Date:  May 2, 2019